EXHIBIT 99.1

Hut 8 Announces Voting Results From Special Meeting

Shareholders overwhelmingly approve the Merger of Equals with US Bitcoin Corp

TORONTO, Sept. 12, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or the "Company") one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure providers, is pleased to announce that, at the Company's special meeting of shareholders held today (the "Meeting"), shareholders of the Company voted in favour of the resolutions approving the proposed business combination (the "Transaction") with U.S. Data Mining Group, Inc. dba US Bitcoin Corp ("USBTC"), all as further described in the management information circular dated August 11, 2023 in respect of the Meeting (the "Circular").

"I am so grateful that our shareholders have overwhelmingly approved the Transaction: this successful vote is noteworthy because it reflects how engaged and supportive they are of our Merger of Equals," said Hut 8 CEO Jaime Leverton. "Our focus now moves to completing the final steps necessary to complete the Transaction with USBTC and move forward as a new Hut 8 focused on economical mining and highly diversified revenue streams including from high performance computing, hosting, and managed infrastructure operations - the maintenance and management of third-party mining sites using purpose-built software."

Pursuant to the Transaction, Hut 8 and USBTC will combine in an all-stock merger of equals and the combined company will be named Hut 8 Corp. ("New Hut") and be a U.S.-domiciled entity. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol "HUT" following the completion of the Transaction, subject to the approval of Nasdaq and the TSX. The Transaction is expected to establish New Hut as a large scale, publicly traded Bitcoin miner focused on economical mining, highly diversified revenue streams, and industry leading environmental, social, and governance (ESG) practices.

The approval of the resolutions in respect of the Transaction were voted as follows:

RESOLUTION	FOR		AGAINST		WITHHELD/ ABSTAIN
	#	%	#	%	#	%
Approval of the Arrangement	53,999,833	97.28%	1,511,996	2.72%	0	0.00%
Approval of the issuance of New Hut Shares	53,194,836	95.84%	2,306,418	4.16%	0	0.00%
Approval of the New Hut Incentive Plan	48,304,846	87.02%	7,206,983	12.98%	0	0.00%

The completion of the Transaction is subject to certain conditions, including the final order of the Supreme Court of British Columbia at an application which is scheduled for September 15, 2023, USBTC's registration statement becoming effective, and other closing conditions customary in transactions of this nature. If all necessary approvals are obtained and the conditions to the completion of the Transaction are satisfied or waived, it is currently anticipated that the Transaction will be completed by September 30, 2023.

Further disclosure on the matters of the Meeting and Transaction can be found in the Circular available on the Company's profile on SEDAR+ at www.sedarplus.com or on EDGAR at www.sec.gov.

About Hut 8

Through innovation, imagination, and passion, Hut 8's seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8's infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, A.I., machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally. For more information, visit www.hut8.com and follow us on X (formerly known as Twitter) at @Hut8Mining.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to the expected outcomes of the Transaction, including the combined company's assets and financial position; the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, USBTC stockholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

Additional Information about the Transaction and Where to Find It

In connection with the Transaction of Hut 8 and USBTC, that, if completed, would result in Hut 8 Corp. ("New Hut") becoming a new public company, New Hut has filed a registration statement on Form S-4 (the "Form S-4") with the U.S. Securities and Exchange Commission (the "SEC"). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This press release is not a substitute for the Form S-4 or any other documents that may be sent to Hut's shareholders or USBTC's stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the "Securities Act") or in a transaction exempt from the registration requirements of the Securities Act.

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SOURCE Hut 8 Mining Corp

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For further information: Hut 8 Investor Relations: Sue Ennis, sue@hut8.io; Hut 8 Media Relations: Erin Dermer, erin.dermer@hut8.io

CO: Hut 8 Mining Corp

CNW 18:49e 12-SEP-23